Exhibit 4.63

Rights and Obligations Assumption Letter

This entity, Taishan Lebeimeng Education Consulting Co., Ltd., is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Taishan City at the Taishan City’s branch office of the Administration for Market Regulation on December 6, 2019. The Investor holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Taishan Lebeimeng Education Consulting Co., Ltd.

(Seal) Taishan Lebeimeng Education Consulting Co., Ltd. Affixed

By:	/s/ Xiaozhen Li
Name:	Xiaozhen Li
Title:	Legal Representative
Date:	December 26, 2019